EXHIBIT 3.3


                    AMENDMENT TO CERTIFICATE OF INCORPORATION


         The Certificate of Incorporation of the Company is hereby amended by deleting the first paragraph of Article FOURTH thereof in its entirety and substituting the following paragraph in lieu thereof:

                  "The total number of shares of capital stock which the Company shall have authority to issue is fifty-two million (52,000,000) shares, of which fifty million (50,000,000) shares are to be shares of Common Stock, par value $.01 per share, and two million (2,000,000) shares are to be shares of Preferred Stock, par value $.01 per share."